FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

Second quarter, year ending March 2009

Nomura Holdings, Inc. October 2008

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2008 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to ti me our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Outline

Presentation

Second Quarter Results Key Points (P4-P7)

Consolidated Financial Highlights (P8)

Consolidated Balance Sheet (P9)

Second Quarter Business Segment Highlights (P10)

First Half Business Segment Highlights (P11)

Domestic Retail (P12)

Global Markets (P13)

Global Investment Banking (P14)

Global Merchant Banking (P15)

Asset Management (P16)

Segment “Other” (P17)

Non-interest Expenses (P18)

Financial Supplement

Domestic Retail Related Data (P20-P24) Global Markets Related Data (P25-P26) Global Investment Banking Related Data (P27) Global Merchant Banking Related Data (P28) Asset Management Related Data (P29-P30) Dividend Policy (P31) Value at Risk (P32) Number of Employees (P33) Market Share Data (P34) Consolidated Income (P35) Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (P36) Main Revenue Items (P37)

Second Quarter Results Key Points 1

FY2009.3 Second Quarter Revenue Net revenue: 128.1 billion yen; Pre-tax loss: 69.3 billion yen; Net loss: 72.9 billion yen Losses due to global financial market turmoil

Expansion of Business Platform with Acquisition of Lehman Brothers Resources

Acquired the Asia-Pacific franchise, the European and Middle Eastern equities and investment banking operations, and service platform in India Positioned to rebuild Global Markets and international wholesale operations to expand revenue

Domestic Retail: Remained Profitable, Increased Customer Base Net revenue: 74.5 billion yen (-13.2% QoQ); Income before income taxes: 5.3 billion yen (-67.1% QoQ) Increased customer base Net asset inflow: 1.4 trillion yen (+32.0% QoQ) (Mostly due to an increase in physical stock certificates being brought into branch offices ahead of dematerialization of stocks in Japan as well as sales of new investment trusts)

New accounts opened: 180,000

Total accounts with balance: 4.28 million (+75,000 QoQ)

4

Second Quarter Results Key Points 2

Global Markets: Weak Trading due to Financial Turmoil

Net revenue: -6.5 billion yen; Pre-tax loss: 86.7 billion yen Booked trading losses in credit, derivatives and equities due to global financial turmoil Losses due to direct (17 billion yen) and indirect effects of Lehman Brothers bankruptcy

(3Q indirect effect will include a decline in price in October of USD 425 million position related to Iceland) Loss of 12 billion yen in Asset Finance due to write-down of real-estate related assets, etc.

Global Investment Banking: Continued Success in Major Cross-Border Deals Net revenue: 5.2 billion yen (-81.9% QoQ); Pre-tax loss: 8.7 billion yen Acted as financial advisor on tender offer by TDK for German firm EPCOS Booked losses related to Asset Finance (included in loss shown above)

Second Quarter Results Key Points 3

Global Merchant Banking: Revenue on Sale of Investee Company, Started Investing in Asia Net revenue: 20.5 billion yen; Income before income taxes: 14.6 billion yen Generated revenue on the sale of stake in Tungaloy Commenced private equity investments in Asia: Two Indian firms Real Image (digital media company) Moser Baer Solar (solar company)

Asset Management: Decline in Income due Mainly to Unrealized Losses on Pilot Funds Net revenue: 14.7 billion yen (-30.3% QoQ); Income before income taxes: 800 million yen (-90.2% QoQ) Pilot funds booked losses due to sharp market downturn in late September Enhanced lineup of Next Funds series (Nomura Asset Management ETF brand): Lunched 7 new funds for a total of 33

Second Quarter Results Key Points 4

Non-Interest Expenses Declined 10.0% Non-interest expenses: 197.4 billion yen (-10.0% QoQ) Compensation and benefits declined 8.9% QoQ to 80.1 billion yen, reflecting performance Other expenses were 37.2 billion yen (-34.2% QoQ); Declined significantly as 1Q included 21 billion yen impairment on investment in Fortress (Fortress share price dropped sharply in October. Book price: $11.99; Shares held: 55 million)

Consolidated Financial Highlights

Full Year (billions of yen) 400 20% Net income loss) 15.5% 300 15% 304.3 10.1% 200 8.3% 10% 172.3 5.2% 175.8 100 5% 94.7

0 0% -67.8 -100 -3.3% -5%

Quarter (billions of yen) 60 20% 30 3.9% 10% -2.1% 21.8 0 0% -30 -11.7 -10% -60 -15.6% -15.5% -20% -90 -76.6 -72.9 -30%-29.2% -120 -153.9 -150

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue 803.1 799.2 1,145.7 1,091.1 787.3 Income loss) before income taxes 282.7 204.8 545.0 321.8 -64.6 Net income loss) 172.3 94.7 304.3 175.8 -67.8 Total shareholders’ equity 1,785.7 1,868.4 2,063.3 2,185.9 1,988.1 ROE (%)* 10.1% 5.2% 15.5% 8.3% -3.3% Basic net income (loss) per share yen 88.82 48.80 159.02 92.25 -35.55 Shareholers’ equity per share yen) 919.67 962.48 1,083.19 1,146.23 1,042.60 * Quaterly data has been annualized

FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

176.7 244.3 21.5 135.1 128.1 -50.6 44.4 -198.3 -84.3 -69.3 -11.7 21.8 -153.9 -76.6 -72.9 2,232.6 2,233.0 1,988.1 1,945.2 1,810.1 -2.1% 3.9% -29.2% -15.6% -15.5% -6.13 11.41 -80.62 -40.14 -38.18 1,169.59 1,169.67 1,042.60 1,019.19 948.34

Consolidated Balance Sheet

Shareholders’ equity of 1.81 trillion yen; low gross leverage of 13.7x; sound financial position

Consolidated Balance Sheet

(billions of yen)

Increase Increase

Mar. 31, 2008 Sep. 30, 2008 Mar. 31, 2008 Sep. 30, 2008

(Decrease) (Decrease)

Assets Liabilities

Cash and cash deposits 1,434 1,511 76 Short-term borrowings 1,426 1,232 (194) Payables and deposits 950 1,107 156

Loans and receivables 1,188 2,665 1,477 Collateralized financing 10,541 9,704 (837) Trading liabilities 4,470 4,766 296

Collateralized agreements 10,391 7,734 (2,657) Other liabilities 636 494 (142) Long-term borrowings 5,224 5,645 421 Trading assets and private equity investments* 10,278 11,006 728 Total liabilities 23,248 22,948 (300)

Other assets 1,945 1,842 (103) Shareholders’ equity

Total shareholders’ equity 1,988 1,810 (178)

Total assets 25,236 24,758 (478) Total liabilities and shareholders’ equity 25,236 24,758 (478)

*	Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Second Quarter Business Segment Highlights

Net Revenue



(billions of yen)
300
200
100
0
-100
-200
200.1
37.6
23.3
10.8
8.5
16.8
103.3
251.4
16.4
22.7
20.8
103.2
98.4
-10.2
38.5
38.4
16.9
23.1
14.8
78.5
-133.3
134.4
24.5
21.1
29.0
11.0
85.8
-37.0
136.4
28.0
14.7
20.5
5.2
74.5
-6.5

FY2008.3			FY2009.3	
2Q	3Q	4Q	1Q	2Q
200.1	251.4	38.5	134.4	136.4

Income (Loss) before Income Taxes



(billions of yen)
150
100
50
0
-50
-100
-150
-200
-27.2
8.4
5.4
32.2
-67.7
-3.9
-1.5
51.5
9.3
5.7
24.4
28.5
-12.3
-4.1
-181.4
3.3
20.1
0.2
11.1
-208.9
-7.1
-84.9
8.2
12.6
16.2
-61.6
-39.4
-20.9
-61.0
13.6
0.8
14.6
5.3
-86.7
-8.7

FY2008.3			FY2009.3	
2Q	3Q	4Q	1Q	2Q
-27.2	51.5	-181.4	-84.9	-61.0

Reference:
- Domestic Retail: P20
- Global Markets: P25
- Global Investment Banking: P27
- Global Merchant Banking: P28
- Asset Management: P29
- Segment "Other": P17
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P36

Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

10

First Half Business Segment Highlights

Net Revenue (billions of yen)

600 547.6 48.3 500 49.1 51.9 400 47.6 289.8 300 270.8 125.7 54.9 52.5 39.7 12.9 35.8 200 35.6 34.2 4.4

100 225.1 176.9 160.3 0 -30.1 -16.5 -100

FY2008.3 FY2009.3

1H 2H 1H

547.6 289.8 270.8

Income (Loss) before Income Taxes

(billions of yen)

200 115.4 21.4 150 45.5 100 16.8 -129.9 12.6 50 7.8 -146.0

82.8 6.0 8.9 39.6 3.9 21.5 0 -41.6 -50 -9.4 -148.3 -184.6 -100 -150 -24.7 -7.2 -11.2 -200

FY2008.3 FY2009.3

1H 2H 1H

115.4 -129.9 -146.0

Reference:

• Domestic Retail: P20

• Global Markets: P25

• Global Investment Banking: P27

• Global Merchant Banking: P28

• Asset Management: P29

• Segment “Other”: P17

• Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P36

Other

Asset Management Global Merchant Banking Global Investment Banking Global Markets Domestic Retail

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31,

2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Domestic Retail

Net Revenue and Income (Loss) before Income Taxes

Quarter



(billions of yen)
150
100
50
0
Net revenue
Income before income taxes
103.3
98.4
78.5
85.8
74.5
32.2
28.5
11.1
16.2
5.3
FY2008.3
FY2009.3
2Q
3Q
4Q
1Q
2Q

Full Year



(billions of yen)
500
400
300
200
100
0
305.8
304.4
446.5
440.1
402.0
79.5
81.2
197.2
160.9
122.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3

- **Business Performance**

  Net revenue was 74.5 billion yen (-13.2% QoQ, -27.9% YoY). Income before income taxes was 5.3 billion yen (-67.1% QoQ, -83.5% YoY).
  - Maintained profit despite tough market conditions.
  - Domestic Client Assets: 68.6 trillion yen (-7 trillion yen QoQ)
  - Ahead of dematerialization of stock certificates in Japan, net asset inflow was 1.4 trillion yen and the number of accounts with balance increased by 75,000 QoQ to 4.28 million.

- **Newly Launched Investment Trusts**
  - UBS (JP) Brazil Bond Fund
    Sales at launch (Jul. 17, 2008) 376 billion yen
  - Morgan Stanley High Interest Rate Currency Fund
    Sales at launch (Aug. 28, 2008) 65 billion yen

- **New Bond Issues**
  - European Company for the Financing of Railroad Rolling Stock (EUROFIMA)
    (AUD eurobond) 400 million AUD

- **Quarter Highlights**
  - New branch offices: - Denenchofu Branch (Jul.)
    - Umeda Branch, Diamor Office (Jul.)
    - Kyoto Branch, Kyoto Station Building, The Cube Office (Aug.)
    - Tsukuba Branch (Planned)
    - Kawanishi Branch (Planned)
    Total of 171 branches as of end of September (announced)

- Reference:
- Net Revenue and Income (Loss) before Income Taxes: P20
- Retail stock brokerage commissions, commissions for distribution of investment trusts: P21
- Domestic Client Assets: P22
- Domestic Client Assets Net Asset Inflow: P23
- Number of Accounts: P24

12

NOMURA

Global Markets

Net Revenue and Income (Loss) before Income Taxes

Quarter


(billions of yen)
120
60
0
-60
-120
-180
-240
16.8
-67.7
103.2
24.4
-133.3
-208.9
11.0
-61.6
-6.5
-86.7
FY2008.3
FY2009.3
2Q
3Q
4Q
1Q
2Q

Full Year


(billions of yen)
400
300
200
100
0
-100
-200
-300
284.1
120.8
243.1
60.2
371.1
157.7
290.0
58.8
95.6
-226.2
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
Net revenue
Income before income taxes

- **Business Performance**

  Net revenue was -6.5 billion yen. Income before income taxes was -86.7 billion yen.
  - Fixed Income booked losses on credit, currency, and derivative trading.
  - Equity booked a loss due to a deterioration in the trading environment as a result of the sharp fall in equity markets.
  - Results were also impacted by direct and indirect effects of the bankruptcy of Lehman Brothers and the write-down of real-estate related assets in Asset Finance due to revaluation at fair value.

- **Acquisition of Lehman Brothers Franchise**
  - Rebuilding wholesale business to expand revenue.

- **Large International Bond Underwritings**
  - Caisse d'Amortissement de la Dette Sociale (CADES): 3 billion euros (Joint Lead)

- **Equity Derivatives:** Completed 14 fund derivative contracts (Total amount: Approx. 413 million euros)

- **Japanese Loan-related Business:** Approx. 249.3 billion yen
  - Nomura Capital Investment (NCI)

    Total of approx. 236.0 billion yen.

    Balance including commitments: 244.6 billion yen (9/30/2008)

Reference:
- Net Revenue and Income (Loss) before Income Taxes: P25
- Securitization Product Holdings / Leveraged Finance Balance: P25
- Value at Risk: P32
- Market Share Data: P34

13

Global Investment Banking

Net Revenue and Income (Loss) before Income Taxes

Quarter (billions of yen)

40 29.0 20.8 20 14.8 12.6 10.8 5.7 5.2 0.2 0 -3.9 -8.7 -20

FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

Full Year (billions of yen)

120 99.7 99.2 83.1 80 75.4 70.9 51.5 44.4 40 29.2 22.8 17.2 0

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Business Performance

Net revenue was 5.2 billion yen (-81.9% QoQ, -51.5% YoY). Income before income taxes was -8.7 billion yen.

Equity finance market declined due to market deterioration.

M&A involving Japanese companies remained brisk.

Booked loss related to Asset Finance.

Acquisition of Lehman Brothers Franchise

Rebuilding wholesale business to expand revenue.

Major Deals

M&A Tender offer by TDK for EPCOS:

1.4 billion euros Tender offer by MUFG for Acom: 152.5 billion yen

Quarter Highlights

Ranked number 1 in Equity Capital Markets Bookrunner and M&A Financial Advisors league tables* * Jan. – Sep. 2008 (Japan related), Thomson Reuters

Reference:

• Net Revenue and Income (Loss) before Income Taxes: P27

• League Tables: P27

• Market Share Data: P34

Net revenue

Income before income taxes 14

Global Merchant Banking

Net Revenue and Income (Loss) before Income Taxes

Quarter (billions of yen)

40 23.1 20.5 20 20.1 14.6 8.5 5.4 0 -10.2 -12.3 -37.0 -20 -39.4 -40

FY2008.3 FY2009.3

2Q 3Q 4Q 1Q 2Q

Full Year (billions of yen)

80 68.2 65.0 64.8 60 55.4 52.8 53.3 40 20 10.7 7.3 0.5 0 -3.0 -20

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Business Performance

Net revenue was 20.5 billion yen (2.4x YoY). Income before income taxes was 14.6 billion yen (2.7x YoY).

Generated revenue on the sale of stake in Tungaloy.

Booked unrealized gains and losses on certain private equity investee companies.

Quarter Highlights

Made two new investments in Asia:

Real Image (an Indian digital media company) and Moser Baer Solar (an Indian solar company)

Reference:

• Revenue and Income (Loss) before Income Taxes: P28

• Business exposure: P28

Net revenue

Income before income taxes

NOMURA

Asset Management

Net Revenue and Income (Loss) before Income Taxes

Quarter



(billions of yen)
40
30
20
10
0
23.3
22.7
16.9
21.1
14.7
8.4
9.3
3.3
8.2
0.8
FY2008.3
FY2009.3
2Q
3Q
4Q
1Q
2Q

Full Year



(billions of yen)
100
80
60
40
20
0
40.1
47.6
64.1
88.1
88.7
3.8
13.0
23.8
39.4
34.0
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
Net revenue
Income before income taxes

- **Business Performance**

  Net revenue was 14.7 billion yen (-30.3% QoQ, -36.7% YoY). Income before income taxes was 800 million yen (-90.2% QoQ, -90.5% YoY).

  - Assets under management decreased by 2.9 trillion yen from the end of June to 24.3 trillion yen as of the end of September. Asset management fees declined.
  - Booked losses from pilot funds due to the market slump.
  - Outstanding balance of Asset Management products sold via bank channels in Japan:

Banks, etc.*	1.329 trillion yen
Japan Post Bank	493.9 billion yen

- **Quarter Highlights**
  - Enhanced lineup of Next Funds (Nomura Asset Management ETF brand) by launching 7 new funds, mainly emerging market currency ETFs for a total of 33 funds in the series

* Excludes Japan Post Bank and Nomura Trust & Banking.

Reference:
- Revenue and Income (Loss) before Income Taxes: P29
- Assets Under Management: P29, 30
- Investment Trust Related Data: P30

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

16

NOMURA

Segment “Other”

Net Revenue and Income (Loss) before Income Taxes



Full Year
Quarter
(billions of yen)
60
40
20
0
-20
-40
Includes 34bn yen related to Nomura Real Estate Holdings IPO
3.7
7.0
-33.7
21.0
-20.6
Fortress impairment of 21bn yen.
JAFCO impairment of 17.6bn yen
-1.5
-4.1
-7.1
-20.9
13.6

■ Business Performance

Income before income taxes was 13.6 billion yen.

- Trading revenue related to economic hedging transactions increased.

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 2Q	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q	FY2009.3 2Q
Net gain/loss on trading related to economic hedging transactions	-12.8	-9.7	-64.8	-38.4	-9.7	2.8	0.4	1.5	1.0	**20.2**
Realized gain on investments in equity securities held for operating purposes	1.2	7.0	8.4	18.1	1.5	-0.8	0.1	0.0	0.3	**-1.5**
Equity in earnings of affiliates	8.5	7.3	27.8	53.2	4.7	2.6	-5.2	2.3	2.1	**4.0**
Corporate items	-10.7	4.5	-7.4	-11.1	-13.4	-12.3	-11.8	20.3	-5.6	**-2.3**
Others*	17.5	-2.0	2.3	-0.8	-3.6	6.1	12.4	-31.2	-18.6	**-6.7**
Income before income taxes	3.7	7.0	-33.7	21.0	-20.6	-1.5	-4.1	-7.1	-20.9	**13.6**

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.
Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Joinvest Securities

	2007 March	2007 June	2007 September	2007 December	2008 March	2008 June	2008 September
Number of Accounts	129,516	166,387	183,267	205,668	248,763	266,932	**281,265**
Margin Trading Accounts	9,054	11,272	13,519	15,873	18,538	20,919	**22,866**
Monthly Transaction Value (millions of yen)	591,354	699,710	573,236	695,415	789,250	879,079	**388,987**
Margin Transaction Value	386,363	453,191	405,078	499,429	591,423	625,342	**222,055**
Assets in Custody (millions of yen)	256,215	319,248	342,276	364,367	364,445	414,149	**371,018**

17

NOMURA

Non-interest Expenses


Full Year
Quarter
(billions of yen)
(billions of yen)
1,000
800
600
400
200
0
300
250
200
150
100
50
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
607.8
680.5
851.8
227.3
199.9
219.8
219.4
197.4

■ **Business Performance**

Non-interest expenses of 197.4 billion yen (-10.0% QoQ)

- Compensation and benefits declined, reflecting performance.
- Other expenses declined QoQ as 1Q included 21 billion yen impairment of stake in Fortress.

	FY2006.3	FY2007.3	FY2008.3	FY2008.3			FY2009.3		QoQ
				2Q	3Q	4Q	1Q	2Q	
Compensation and benefits	311.3	331.0	366.8	94.4	93.4	78.4	87.9	**80.1**	**-8.9%**
Variable-type compensation and benefits	150.5	157.6	174.7	45.8	45.6	30.6	39.6	**33.0**	**-16.6%**
Commissions and floor brokerage	31.4	49.8	90.2	22.6	20.4	24.5	18.6	**20.3**	**9.2%**
Information processing and communications	89.1	109.5	135.0	34.7	33.9	37.2	33.4	**34.6**	**3.8%**
Occupancy and related depreciation	50.8	57.4	64.8	15.1	14.3	19.5	15.9	**17.2**	**8.3%**
Business development expenses	30.6	35.3	38.1	9.9	9.5	10.0	7.0	**7.9**	**12.6%**
Other	94.7	97.5	156.9	50.6	28.5	50.1	56.5	**37.2**	**-34.2%**
Total	607.8	680.5	851.8	227.3	199.9	219.8	219.4	**197.4**	**-10.0%**

Reference:
• Number of Employees: P33

18

Financial Supplement

NOMURA

Domestic Retail Related Data (1)

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3			FY2009.3		QoQ	YoY
						2Q	3Q	4Q	1Q	2Q		
Commissions	155.2	174.0	269.4	251.4	225.9	62.4	55.8	39.2	45.5	**41.0**	**-9.9%**	**-34.3%**
Sales credit	97.8	73.7	109.0	96.8	94.2	20.5	21.6	18.8	21.3	**15.0**	**-29.3%**	**-26.7%**
Fees from investment banking	26.1	24.5	26.4	24.0	14.9	3.3	3.6	4.6	2.0	**2.0**	**-0.5%**	**-38.7%**
Investment trust administration fees and other	21.8	26.1	34.4	47.5	59.7	15.3	15.5	14.2	15.5	**15.2**	**-1.6%**	**-0.6%**
Net interest revenue	4.9	6.1	7.4	20.4	7.3	1.7	1.8	1.7	1.5	**1.1**	**-24.9%**	**-33.4%**
Net revenue	305.8	304.4	446.5	440.1	402.0	103.3	98.4	78.5	85.8	**74.5**	**-13.2%**	**-27.9%**
Non-interest expenses	226.2	223.2	249.3	279.3	279.7	71.1	69.9	67.5	69.6	**69.1**	**-0.7%**	**-2.7%**
Income before income taxes	79.5	81.2	197.2	160.9	122.3	32.2	28.5	11.1	16.2	**5.3**	**-67.1%**	**-83.5%**
Domestic distribution volume of investment trusts* (trillions of yen)	13.7	14.2	20.5	21.4	20.4	5.5	4.9	3.7	4.0	**3.7**	**-7.0%**	**-33.4%**
Bond investment trusts	10.1	10.4	14.3	14.4	13.9	3.6	3.3	2.6	2.7	**2.5**	**-7.6%**	**-32.3%**
Stock investment trusts	1.6	2.3	4.5	6.0	5.2	1.5	1.2	0.8	0.9	**1.0**	**4.5%**	**-36.4%**
Foreign investment trusts	2.1	1.4	1.7	1.0	1.3	0.4	0.3	0.3	0.4	**0.3**	**-30.5%**	**-32.7%**
Other (billions of yen)												
Accumulated value of annuity insurance policies	261.6	446.4	683.3	990.4	1,205.3	1,114.8	1,165.3	1,205.3	1,259.0	**1,303.6**	**3.5%**	**16.9%**
Sales of JGBs for individual investors (transaction base)	1,271.6	1,290.6	747.8	615.2	292.3	68.4	41.4	22.8	68.8	**20.2**	**-70.6%**	**-70.5%**
Retail foreign currency bond sales	1,990.0	1,154.4	1,119.2	677.1	954.0	154.1	286.9	383.2	322.0	**245.9**	**-23.6%**	**59.6%**

*Nomura Securities

20

Domestic Retail Related Data (2)

Stock brokerage commissions and Commissions for distribution of investment trusts*

Full Year Quarter (billions of yen) (billions of yen)

180 50 150 40 120 30 90

Stock brokerage commissions

Commissions for distribution of 60

investment trusts*

30 10 0 0

FY2008.3 FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 QoQ YoY 2Q 3Q 4Q 1Q 2Q

Stock brokerage commissions 92.1 103.0 153.6 98.3 75.1 20.4 18.7 13.9 14.8 10.7 -28.0% -47.6%

Commissions for distribution of investment trusts* 46.9 49.9 95.9 124.7 124.5 35.4 31.4 18.1 26.8 25.1 -6.5% -29.2%

Bond investment trusts commission 11.1 6.4 3.5 2.3 1.2 0.3 0.3 0.3 0.2 0.2 2.3% -25.7%

Stock investment trusts commission 21.5 31.6 74.2 114.5 117.1 32.9 30.1 16.8 21.6 23.9 10.3% -27.4%

Foreign investment trusts commission 14.2 11.9 18.2 7.9 6.2 2.2 1.1 1.0 4.9 0.9 -80.9% -57.1%

*Nomura Securities

Domestic Retail Related Data (3)

Domestic Client Assets*

Full Year Quarter

(trillions of yen)

100 85.2 Other*** 80.5 80 75.8 72.2

Overseas mutual funds 68.6

61.2

Bond investment trusts 60 54.8 Stock investment trusts

40

Domestic bonds** Foreign currency bonds 20 Equities 0

Mar.31, 2004 Mar.31, 2005 Mar.31, 2006 Mar.31, 2007 Mar.31, 2008 Jun.30, 2008 Sep. 30, 2008

Equities 28.9 33.5 49.3 48.5 37.2 39.6 34.3

Foreign currency bonds 4.0 4.0 3.6 3.3 2.7 3.0 2.7

Domestic bonds** 10.0 11.8 13.1 16.4 16.5 16.5 16.4

Stock investment trusts 3.0 3.3 5.3 7.4 7.3 7.8 6.7

Bond investment trusts 5.5 4.9 4.5 4.7 4.4 4.3 4.2

Overseas mutual funds 1.6 1.9 2.3 2.0 1.7 1.9 1.7

Other*** 1.7 1.9 2.3 2.9 2.5 2.6 2.6

Total 54.8 61.2 80.5 85.2 72.2 75.8 68.6

* Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division

** Includes CBs and warrants

*** Includes variable annuity Insurance

Domestic Retail Related Data (4)

Domestic Client Assets Net Asset Inflow *

Full Year Quarter

(billions of yen)

8,000

6,749

5,975

6,000

4,868

4,581

4,000 3,391

2,000

1,407

1,066

0

FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q

*Domestic Client Assets excludes portion from regional financial institutions

Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (5)

Number of Accounts* / IT Share**

(thousands)

Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Mar. 31,2008 Jun. 30,2008 Sep. 30,2008

Accounts with balance 3,460 3,678 3,780 3,953 4,165 4,206 4,281

Equity holding accounts 1,379 1,680 1,745 1,853 2,027 2,058 2,134

Nomura Home Trade (online trading accounts) 1,367 1,716 1,969 2,243 2,765 2,834 2,946

Full Year Quarter

FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q

New individual accounts (thousands) 297 425 343 417 580 129 180

IT share**

No. of orders 49% 52% 55% 55% 57% 60% 60%

Transaction value 22% 24% 27% 27% 29% 30% 30%

* Total of Domestic Retail and Financial Management Division

**IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi

(odd lot stock investment)

NOMURA

Global Markets Related Data (1)

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 2Q	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q	FY2009.3 2Q	QoQ	YoY
Fixed Income	174.0	119.8	173.8	123.1	-119.9	-40.6	32.3	-153.9	-35.2	**-15.3**	-	-
Equity	110.2	90.2	168.5	147.9	206.0	58.1	68.0	18.0	42.4	**26.4**	**-37.8%**	**-54.6%**
Other	0.0	33.1	28.8	19.1	9.5	-0.7	2.9	2.7	3.8	**-17.6**	-	-
Net revenue	284.1	243.1	371.1	290.0	95.6	16.8	103.2	-133.3	11.0	**-6.5**	-	-
Non-interest expenses	163.3	182.9	213.4	231.2	321.8	84.5	78.8	75.6	72.6	**80.2**	**10.4%**	**-5.1%**
Income before income taxes	120.8	60.2	157.7	58.8	-226.2	-67.7	24.4	-208.9	-61.6	**-86.7**	-	-

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Securitization Product Holdings

Holdings by Product and Region

(billions of yen)

	As of Sep 30,2008				
	Outstanding Balance	Japan	Asia	Europe	US
Commercial Mortgage Backed Securities (CMBS)	23.7	11.0	-	-	12.7*
Residential Mortgage Backed Securities (RMBS)	38.9	38.9	-	-	-
Commercial Real Estate Backed Securities	48.8	48.8	-	-	-
Other Securitization Products	57.5	49.4	2.0	2.4	3.7
Total	168.8	148.0	2.0	2.4	16.5

*The 12.7 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 118.1 billion yen in the US CMBS-related business at the end of September 2008. This has been included in whole loans and is not shown here.

CMBS by Rating

(billions of yen)

	As of Sep 30,2008				
	Outstanding Balance	AAA	A	No Rating	Ginnie Mae GSE*
Japan	11.0	5.3	0.3	5.4	-
US	12.7	10.5	-	-	2.2
Total	23.7	15.8	0.3	5.4	2.2

* Government Sponsored Enterprises

Leveraged Finance* Balance

(billions of yen)

	As of Sep 30,2008		
	Outstanding Balance	Drawn Down	Remaining Comittments
Japan	38.0	36.1	1.9
Europe	88.7	82.5	6.2
Total	126.7	118.6	8.1

*Loans for leveraged buy-outs and leveraged buy-ins

25

Global Markets Related Data (2)

Monoline Insurers-related Exposure

Credit Derivative Transactions with Monoline Insurers

2008/9/30 (millions of US$)

Monoline Insurers by Counterparty Risk

Credit Rating* Notional Gross Exposure Reserves and other Net Exposure CDS Protection

(No. of companies) Adjustments

AAA (2) $ 1,587 $ 203 $ 30 $ 172 $ 0

BBB(1) $ 1,478 $ 188 $ 126 $ 62 $ 58

Total $ 3,065 $ 390 $ 156 $ 234 $ 58

2008/6/30 (millions of US$)

Monoline Insurers by Counterparty Risk

Credit Rating* Notional Gross Exposure Reserves and other Net Exposure CDS Protection

(No. of companies) Adjustments

AAA (2) $ 1,587 $ 131 $ 20 $ 111 $ 11

A (2) $ 1,518 $ 183 $ 120 $ 63 $ 146

Total $ 3,105 $ 314 $ 140 $ 174 $ 157

* Based on S&P or Moody’s depending on which rating is lower

NOMURA

Global Investment Banking Related Data

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 2Q	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q	FY2009.3 2Q	QoQ	YoY
Net revenue	70.9	75.4	99.7	99.2	83.1	10.8	20.8	14.8	29.0	**5.2**	**-81.9%**	**-51.5%**
Non-interest expenses	53.7	46.2	48.1	54.8	60.3	14.7	15.0	14.6	16.4	**14.0**	**-14.9%**	**-5.2%**
Income before income taxes	17.2	29.2	51.5	44.4	22.8	-3.9	5.7	0.2	12.6	**-8.7**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League Tables

Equity Capital Markets Bookrunner League table Japan Equity & Equity-Related

Rank	Bookrunner	Jan. 1, 2008 - Sep. 30, 2008 Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	3,073.0	36.1%	16
2	Nikko Citi	1,554.2	18.2%	10
3	Daiwa Securities SMBC	1,403.6	16.5%	17
4	Goldman Sachs	725.6	8.5%	2
5	Deutsche Bank	640.4	7.5%	2
6	UBS	318.2	3.7%	2
7	JP Morgan	243.8	2.9%	1
8	Mitsubishi UFJ Financial Group	169.1	2.0%	8
9	Morgan Stanley	161.8	1.9%	1
10	Shinko Securities	100.6	1.2%	8

M&A Financial Advisors League table Any Japanese Involvement Announced

Announced deals, value base

Rank	Advisor	Jan. 1, 2008 - Sep. 30, 2008 Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	27,996.3	23.3%	86
2	Morgan Stanley	21,883.4	18.2%	22
3	Mitsubishi UFJ Financial Group	19,722.6	16.4%	69
4	UBS	18,689.2	15.6%	16
5	Goldman Sachs	15,406.0	12.8%	22
6	Lazard	9,417.9	7.9%	3
7	Merrill Lynch	8,701.2	7.3%	17
8	Credit Suisse	7,675.0	6.4%	8
9	Citi	7,268.7	6.1%	64
10	JP Morgan	7,197.1	6.0%	12

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2008 - Sep. 30, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mitsubishi UFJ Financial Group	322,044.1	16.2%	6
2	BNP Paribas	260,500.0	13.1%	24
3	Barclays Capital	231,774.6	11.6%	9
4	Nikko Citi	217,519.9	10.9%	15
5	Daiwa Securities SMBC	199,301.6	10.0%	11
6	Morgan Stanley	158,342.8	8.0%	8
7	Mizuho Financial Group	92,694.0	4.7%	6
8	Merrill Lynch	80,030.0	4.0%	5
9	Nomura	57,467.0	2.9%	3
10	Deutsche Bank	52,975.0	2.7%	2

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2008 - Sep. 30, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	1,123,958.0	24.5%	52
2	Mitsubishi UFJ Financial Group	968,934.0	21.1%	50
3	Daiwa Securities SMBC	953,367.0	20.8%	48
4	Nomura	675,735.7	14.7%	33
5	Nikko Citi	617,764.8	13.4%	33
6	Shinko Securities	98,000.0	2.1%	2
7	Goldman Sachs	68,318.8	1.5%	4
8	Deutsche Bank	22,500.0	0.5%	2
9	JP Morgan	20,000.0	0.4%	2
10	Merrill Lynch	19,995.5	0.4%	3

Source: Thomson Reuter

27

Global Merchant Banking Related Data FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue 10.7 7.3 68.2 65.0 64.8 Non-interest expenses 10.2 10.4 12.8 12.2 11.5

Income before income taxes 0.5 -3.0 55.4 52.8 53.3 (billions of yen) FY2008.3 FY2009.3 QoQ YoY 2Q 3Q 4Q 1Q 2Q

8.5 -10.2 23.1 -37.0 20.5 -142.4% 3.0 2.1 3.0 2.4 5.9 148.3% 93.1% 5.4 -12.3 20.1 -39.4 14.6 -169.9%

Business Exposure Full Year Quarter (billions of yen) 600 543.4 500 457.6 439.1 433.8 407.7 400 375.7 381.4 300 279.0

231.2 232.0 Terra Firma 210.9 200 Asia 132.1 Europe (excluding 98.7 84.5 Terra Firma) 100 Japan 0

Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Mar. 31,2008 Jun. 30,2008 Sep. 30,2008

Japan 68.9 108.4 59.9 195.5 169.5 193.4 214.0 Europe (excluding Terra Firma) 15.6 23.7 38.8 35.7 41.4 38.6 60.3

Asia ------ 4.7 Sub Total 84.5 132.1 98.7 231.2 210.9 232.0 279.0 Terra Firma 291.2 325.5 340.4 312.2 170.5 175.7 154.8

Total 375.7 457.6 439.1 543.4 381.4 407.7 433.8

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Asset Management Related Data (1) FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Net revenue 40.1 47.6 64.1 88.1 88.7

Non-interest expenses 36.4 34.6 40.3 48.7 54.8 Income before income taxes 3.8 13.0 23.8 39.4 34.0 (billions of yen)

FY2008.3 FY2009.3 QoQ YoY 2Q 3Q 4Q 1Q 2Q 23.3 22.7 16.9 21.1 14.7 -30.3% -36.7%

14.9 13.4 13.7 13.0 13.9 7.4% -6.5% 8.4 9.3 3.3 8.2 0.8 -90.2% -90.5%

Note1: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

2: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. Total Assets Under Management Full Year Quarter (trillions of yen) 35 30 27.0 27.2 25.8 24.3 25 23.1 20 17.6 17.9 15

10 5 0

Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar.31, 2008 Jun.30, 2008 Sep.30, 2008

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. 2. Nomura Funds Research and Technologies America data as of end of August 2008.

Asset Management Related Data (2) Nomura Asset Management Assets Under Management Full Year Quarter (trillions of yen)

30 25.9 25.2 25 24.3 Overseas investment 22.5 advisory 21.0 Domestic investment 20 advisory 15.7 16.0 Privately placed investment trusts 15 Public bond investment trusts 10 Public stock investment trusts 5 0

Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 Sep. 30 2004 2005 2006 2007 2008 2008 2008

Investment trusts 11.3 10.8 14.0 18.8 17.2 17.8 15.9 Public stock investment trusts 4.5 4.4 6.9 10.8 9.8 10.2 8.7 Public bond investment trusts 6.3 5.6 5.6 5.8 5.3 5.4 5.2

Privately placed investment trusts 0.4 0.8 1.5 2.2 2.0 2.2 2.0 Investment advisory 4.4 5.1 7.0 7.1 7.1 7.4 6.6

Domestic investment advisory 3.0 3.2 4.0 3.7 4.6 4.9 4.5 Overseas investment advisory 1.4 2.0 3.0 3.4 2.4 2.5 2.0

Total 15.7 16.0 21.0 25.9 24.3 25.2 22.5 Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen) Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Jun. 30, 2008 Sep. 30, 2008

Domestic public stock investment trusts Market 23.3 28.9 45.0 59.4 57.7 60.6 52.8

Nomura’s share (%) 19% 15% 15% 18% 17% 17% 16%

Domestic public bond investment trusts Market 15.8 13.5 13.5 13.2 12.0 12.5 12.0

Nomura’s share (%) 40% 42% 42% 44% 44% 43% 43% Source: Investment Trusts Association, Japan

Nomura Asset Management Net Asset Inflow Full Year Quarter

(trillions of yen) FY2009.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 1Q 2Q

Public stock investment trusts 0.1 -0.1 1.0 3.8 2.0 -0.1 -0.1 Exclude ETF -0.1 0.2 1.4 3.7 1.8 -0.1 -0.2

Public bond investment trusts -1.0 -0.7 0.0 0.2 -0.5 0.0 -0.1 Privately placed investment trusts 0.1 0.3 0.5 0.7 0.2 0.1 0.1

Net Asset Inflow -0.7 -0.5 1.5 4.6 1.7 0.0 -0.2

Dividend Policy

• Target Dividend Minimum level of cash dividend, paid quarterly since FY2007.3

• Additional Payout When a sufficient level of profit is achieved, an additional payout is added to the fiscal year-end dividend taking into consideration a payout ratio of over 30%

• Full-year Consolidated Additional payout Payout Ratio Over 30% Target dividend based on DOE of 3%

Recent Dividends (per share)

(yen)

1Q 2Q 3Q 4Q Total Payout Ratio

FY2007.3 Target Dividend 8 8 8 8

44 48%

Additional Payout 12

FY2008.3 Target Dividend 8.5 8.5 8.5 8.5

34-

Additional Payout 0

FY2009.3 Target Dividend 8.5 8.5 8.5* 8.5*

34+a*

Additional Payout a

*	Planned

Total Return Ratio* (billions of yen)

FY2006.3 FY2007.3 FY2008.3

Target Dividend 46 61 65

Additional Payout 46 23 0

Share Buyback** 49 0 3

Total 141 84 67

Total Return Ratio 46% 48% -

*	Total Return Ratio = (Total dividend amount + Share buyback amount) / Net income

** Excludes purchase of less-than-a-full-unit shares 31

Value at Risk

Definition From April 1, 2008 to September 30, 2008 (billions of yen)

99% confidence level (2.33 standard dev.) Maximum: 10.6

1-day time horizon for outstanding portfolio Minimum: 5.9

Inter-product price fluctuations considered Average: 7.6

(billions of yen)

Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Mar. 2008 Jun. 2008 Sep. 2008

Equity 3.3 3.0 6.0 4.6 4.2 3.3 2.7

Interest Rate 2.0 2.8 3.3 3.7 4.7 3.7 3.4

Foreign Exchange 0.5 0.7 1.4 1.4 8.0 4.8 6.3

Sub-total 5.8 6.5 10.7 9.8 16.9 11.8 12.4

Diversification Benefit -1.9 -2.4 -3.7 -3.6 -6.8 -5.5 -5.1

VaR 3.9 4.1 7.0 6.2 10.1 6.3 7.3

Number of Employees

Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Mar. 2008 Sep. 2008

Japan (excluding FA)* 9,185 9,236 9,618 10,667 11,561 12,329

Japan (FA)** 1,915 1,875 1,948 2,174 2,377 2,430

Europe 1,403 1,535 1,515 1,791 1,956 2,020

Americas 866 1,026 1,073 1,322 1,063 1,012

Asia/Oceania 655 718 778 900 1,070 1,180

Total 14,024 14,390 14,932 16,854 18,026 18,971

Note: Headcount figures have been reclassified to include certain contract employees since September 2007.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

*Excludes employees of private equity investee companies

**Figures up to Mar. 2008 include savings advisors.

NOMURA

Market Share Data

Secondary Market Share Data

	Full Year					Quarter	
(trillions of yen)	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3 1Q	FY2009.3 2Q
Individual Equity Agency Transactions Share							
Market	105.9	144.7	308.3	270.2	235.5	52.2	**38.6**
Nomura Securities' share	10%	8%	7%	5%	4%	4%	**3%**
Off-floor/Off-exchange Equity Trading Share							
Off-floor market	31.9	33.2	48.6	48.2	46.0	9.9	**8.6**
Off-exchange	19.3	21.1	30.5	42.8	49.6	12.8	**11.5**
Nomura Securities' share	16%	17%	21%	21%	21%	14%	**17%**
JGB Auction Share							
Market	74.4	80.1	80.7	85.3	85.3	21.2	**19.9**
Nomura Securities' share	16%	18%	11%	11%	11%	10%	**11%**
Bond Secondary Trading Share							
Market	1,235	1,361	1,296	1,341	1,526	406	**378**
Nomura Securities' share	16%	15%	13%	11%	10%	8%	**9%**

Note: JGB auction share market only includes competitive auctions.

Primary Market Share Data

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3 1H
Japan Equity and Equity-related						
Nomura's share	30%	25%	26%	33%	42%	**20%**
Japanese IPO						
Nomura's share	27%	32%	20%	21%	44%	**6%**
Japanese PO						
Nomura's share	33%	25%	27%	40%	42%	**13%**
Convertible Bonds						
Nomura's share	28%	19%	34%	34%	38%	**30%**
Global and Euro Yen Bonds						
Nomura's share	31%	23%	23%	7%	5%	**1%**
Straight Bonds, Lead Manager (excl. self-funding)						
Nomura's share	19%	17%	18%	14%	16%	**12%**

Source: Thomson Reuters (Value base)

34

Consolidated Income

(billions of yen)

FY2008.3 FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

2Q 3Q 4Q 1Q 2Q

Revenue

Commissions 210.2 222.0 356.3 337.5 404.7 106.9 103.4 81.4 82.2 84.9

Fees from investment banking 87.0 92.3 108.8 99.3 85.1 16.2 20.3 18.7 13.4 10.0

Asset management and portfolio service fees 66.2 78.5 102.7 146.0 189.7 50.9 47.6 43.9 42.8 42.4

Net gain on trading 229.0 201.7 304.2 290.0 61.7 8.7 65.1 -111.8 10.5 -21.0

Gain (loss) on private equity investments 13.1 7.7 12.3 47.6 76.5 6.8 -3.0 26.6 -37.7 23.2

Interest and dividends 343.3 401.4 693.8 981.3 796.5 245.9 177.3 78.6 118.0 127.0

Gain (loss) on investments in equity securities 55.9 15.3 67.7 -20.1 -48.7 -24.2 -7.0 -17.0 1.0 -9.8

Private equity entities product sales 17.6 75.1 88.2 100.1- - - - - -

Other 23.6 32.3 58.8 67.4 28.2 9.6 -3.4 5.7 27.7 1.1

Total revenue 1,045.9 1,126.2 1,792.8 2,049.1 1,593.7 420.7 400.4 126.0 257.9 257.7

Interest expense 242.8 327.0 647.2 958.0 806.5 244.0 156.1 104.5 122.8 129.7

Net revenue 803.1 799.2 1,145.7 1,091.1 787.3 176.7 244.3 21.5 135.1 128.1

Non-interest expenses 520.4 594.4 700.1 769.3 851.8 227.3 199.9 219.8 219.4 197.4

Income (loss) from continuing operations before income taxes 282.7 204.8 445.6 321.8 -64.6 -50.6 44.4 -198.3 -84.3 -69.3

Income from discontinued operations before income taxes - - 99.4- - - - - - -

Income (loss) before income taxes 282.7 204.8 545.0 321.8 -64.6 -50.6 44.4 -198.3 -84.3 -69.3

Net income (loss) from continuing operations 172.3 94.7 256.6 175.8 -67.8 -11.7 21.8 -153.9 -76.6 -72.9

Net income from discontinued operations - - 47.7- - - - - - -

Net income (loss) 172.3 94.7 304.3 175.8 -67.8 -11.7 21.8 -153.9 -76.6 -72.9

Note1: In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

2: The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

Adjustment of Consolidated Results and Segment Results:

Income (Loss) before Income Taxes

(billions of yen)

NOMURA

Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3			FY2009.3	
						2Q	3Q	4Q	1Q	2Q
Domestic Retail	79.5	81.2	197.2	160.9	122.3	32.2	28.5	11.1	16.2	**5.3**
Global Markets	120.8	60.2	157.7	58.8	-226.2	-67.7	24.4	-208.9	-61.6	**-86.7**
Global Investment Banking	17.2	29.2	51.5	44.4	22.8	-3.9	5.7	0.2	12.6	**-8.7**
Global Merchant Banking	0.5	-3.0	55.4	52.8	53.3	5.4	-12.3	20.1	-39.4	**14.6**
Asset Management	3.8	13.0	23.8	39.4	34.0	8.4	9.3	3.3	8.2	**0.8**
5 Business Segment Total	221.8	180.6	485.7	356.3	6.2	-25.6	55.6	-174.3	-64.1	**-74.7**
Other	3.7	7.0	-33.7	21.0	-20.6	-1.5	-4.1	-7.1	-20.9	**13.6**
Segment Total	225.5	187.6	452.0	377.3	-14.4	-27.2	51.5	-181.4	-84.9	**-61.0**
Unrealized gain (loss) on investments in equity securities held for operating purposes	54.7	8.4	59.3	-38.2	-50.2	-23.4	-7.1	-17.0	0.7	**-8.3**
Effect of consolidation/deconsolidation of certain private equity investee companies	2.4	8.9	-65.7	-17.3	-	-	-	-	-	**-**
US GAAP: Income (loss) from continuing operations before income taxes	282.7	204.8	445.6	321.8	-64.6	-50.6	44.4	-198.3	-84.3	**-69.3**
US GAAP: Income from discontinued operations before income taxes	-	-	99.4	-	-	-	-	-	-	**-**
US GAAP: Total	282.7	204.8	545.0	321.8	-64.6	-50.6	44.4	-198.3	-84.3	**-69.3**

Notes:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. In addition, Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" has been applied for private equity investments since the year ended March 31, 2008.
2. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
4. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
5. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

36

Main Revenue Items

(billions of yen)

		FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3			FY2009.3	
							2Q	3Q	4Q	1Q	2Q
Commissions	Stock brokerage commissions (Domestic Retail)	92.1	103.0	153.6	98.3	75.1	20.4	18.7	13.9	14.8	**10.7**
	Stock brokerage commissions (Other)	45.4	40.2	79.5	73.2	166.6	40.6	44.5	41.2	32.7	**41.3**
	Other brokerage commissions	12.2	13.0	14.3	6.8	9.3	3.7	2.4	1.6	1.7	**1.9**
	Commissions for distribution of investment trusts	37.3	41.7	85.1	120.5	121.2	34.2	30.6	17.2	25.8	**24.2**
	Other	23.2	24.1	23.8	38.6	32.4	8.0	7.4	7.4	7.1	**6.9**
	Total	210.2	222.0	356.3	337.5	404.7	106.9	103.4	81.4	82.2	**84.9**
Fees from Investment Banking	Equity underwriting and distribution	44.7	49.1	57.3	56.6	32.1	6.8	11.3	6.3	2.3	**0.6**
	Bond underwriting and distribution	26.4	20.5	21.2	15.3	13.4	3.6	2.9	4.2	4.4	**2.8**
	M&A/Financial advisory fees	15.8	22.6	30.3	26.7	37.8	5.7	5.7	8.2	4.6	**6.2**
	Other	0.1	0.1	0.1	0.7	1.8	0.1	0.4	-0.0	2.1	**0.4**
	Total	87.0	92.3	108.8	99.3	85.1	16.2	20.3	18.7	13.4	**10.0**
Asset Management and Portfolio Service Fees	Asset management fees	44.2	51.1	68.5	106.3	150.3	39.6	38.7	33.2	33.5	**31.0**
	Administration fees	12.1	16.1	20.6	24.0	21.7	6.5	4.6	6.3	5.0	**7.4**
	Custodial fees	9.9	11.3	13.6	15.7	17.7	4.8	4.3	4.3	4.3	**4.1**
	Total	66.2	78.5	102.7	146.0	189.7	50.9	47.6	43.9	42.8	**42.4**
Net Gain on Trading*	Bonds and other	152.3	120.9	150.9	154.9	-70.3	-21.5	44.7	-141.2	-22.7	**-22.3**
	Equity	75.2	76.8	148.1	137.6	137.0	28.2	25.6	31.5	33.3	**1.7**
	Merchant banking	1.5	4.0	5.2	-2.5	-5.0	2.0	-5.1	-2.1	-0.1	**-0.5**
	Net interest revenue	100.4	74.3	46.6	23.3	-9.9	1.9	21.2	-25.9	-4.8	**-2.7**
	Total	329.4	276.0	350.8	313.4	51.8	10.5	86.3	-137.7	5.7	**-23.7**

*Includes net interest revenue

37

Nomura Holdings, Inc.

www.nomura.com